Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 18, 2015

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959

Dear Ms. Churko:

The purpose of this letter is to respond to the comments that you provided to U.S. Bancorp Fund Services, LLC on July 14, 2015 regarding the review of the most recent annual report (each a “Report” and collectively, the “Reports”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
Meydenbauer Dividend Growth Fund (formerly, Coldstream Dividend Growth Fund)	March 31, 2014	June 9, 2014
Poplar Forest Partners Fund	September 30, 2014	December 8, 2014
Huber Capital Equity Income Fund	October 31, 2014	January 8, 2015
Capital Advisors Growth Fund	December 31, 2014	March 9, 2015
C Tactical Dynamic Fund	December 31, 2014	March 9, 2015
Vivaldi Orinda Hedged Equity Fund	February 28, 2015	May 8, 2015
Vivaldi Orinda Macro Opportunities Fund	February 28, 2015	May 8, 2015
Orinda Income Opportunities Fund	February 28, 2015	May 8, 2015
Kellner Merger Fund	December 31, 2014	March 9, 2015
Kellner Event Fund	December 31, 2014	March 9, 2015

In connection with this filing, the Trust hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

(2)
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(3)
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments follow below.  For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

N-CSR Filings

Meydenbauer Dividend Growth Fund (formerly, Coldstream Dividend Growth Fund)

1.
Staff Comment: The staff notes that the Financial Highlights indicate that the Fund recouped expenses; however, the recouped expenses were not shown as a separate line item in the Fund’s Fees and Expenses table in the annual registration statement update for the fiscal year ended March 31, 2014.   Please explain.

Response: The Trust responds by stating that the recouped expenses were not shown in the Fund’s Fees and Expenses table in the annual registration statement update for the fiscal year ended March 31, 2014 (i.e., Prospectus dated July 29, 2014) because at the time the annual update became effective on July 29, 2014, the Advisor had no remaining recoupments available from the prior three fiscal years.

Poplar Forest Partners Fund

2.
Staff Comment: The staff notes that Item 27(b)(7)(i) of Form N-1A requires the Management’s Discussion of Fund Performance (“MDFP”) to discuss the entire fiscal year and not only the most recent semi-annual period.  Please explain why a discussion of only the most recent semi-annual period was included in the MDFP.

Response:  The Trust undertakes to include the required disclosure in future reports.

3.
Staff Comment: In the Fund’s Statement of Assets and Liabilities, with respect to the line items for “Administration fees,” “Transfer agent fees and expenses,” “Fund accounting fees” and “Chief Compliance Officer fee,” it appears that the accruals for these fees were for a period exceeding two months.  Please explain when these amounts were settled as well as the process for accruing and settling such expenses.

Response: The Trust responds that at September 30, 2014, the Poplar Forest Partners Fund fiscal year end, the accruals for Administration fees, Transfer agent fees and expenses, Fund accounting fees, and Chief Compliance Officer fee included amounts for the months of August and September 2014.  The Transfer agent fees and expenses accrual also includes an accrual for sub-transfer agent fees for the months of August and September 2014.  The Fund’s net assets increased from $302.8 million at September 30, 2013 to $541.4 million at September 30, 2014.  As a result, the liability balance at September 30, 2014 is higher than 1/6th of the expense on the statement of operations.

Outstanding liabilities for Administration fees, Transfer agent fees and expenses, Fund accounting fees, and Chief Compliance Officer fee were settled on 12/16/2014.  Outstanding liabilities for sub-transfer agent fees were settled on 11/14/2014.

Liabilities are either based on contractual amounts, or if unknown, estimated for the year, and for the period which the fund will incur them, and are accrued for daily.  The estimated annual expenses are reviewed on a quarterly basis and adjustments, when necessary, are made.  The liability is settled when the expense is paid out of the Fund’s custody account.

Huber Capital Equity Income Fund

4.
Staff Comment: In the Statements of Assets and Liabilities, with respect to the Huber Capital Equity Income Fund, there is a line item for “Due to Custodian” in the amount of $2,246,061.  Please explain what this amount represents.

Response: The Trust responds that the line item for “Due to Custodian” represents an overdraft in the Fund.  The Advisor sold securities to cover the overdraft.  The last sales of securities settled on 11/5/2014 and thus, cleared the overdraft position as of 11/5/2014.

Capital Advisors Growth Fund and C Tactical Dynamic Fund

5.
Staff Comment: The staff notes that the MDFP only discusses contributors and detractors to the Funds’ performance for the most recent semi-annual period and not the most recent fiscal year, in accordance with Item 27(b)(7)(i) of Form N-1A.  Please explain why a discussion of the contributors and detractors to the Funds’ performance for only the most recent semi-annual period was included in the MDFP.

Response: The Trust undertakes to include the required disclosure in future reports.

6.
Staff Comment: With respect to the Funds’ Statements of Assets and Liabilities, it appears that the amount of “Audit fees” during the period exceeded the amount of the expense.  Please explain.  In addition, please explain when the amounts for the “Audit fees” line item were settled as well as the process for accruing and settling audit and tax expenses.

Response: The Trust responds that the “Audit fees” liability balance at 12/31/2014 was settled on 5/28/2015.  Audit fees, including fees for tax review, are accrued daily throughout a specific fiscal year, based on a contractual amount.  The payment is settled after the completion of the annual audit, upon being invoiced.  The liability is considered settled when the expense is paid out of the Fund’s custody account.

7.
Staff Comment: In the Funds’ Statements of Assets and Liabilities, with respect to all liabilities except advisory fees, it appears that the liabilities exceeded the expenses for the fiscal year.  Please explain.  In addition, please explain when these amounts were settled as well as the process for accruing and settling the liabilities.

Response: The Trust responds that the large liability balances, as compared to the expenses for the year, are due to unpaid/unbilled invoices, which have since been settled throughout early 2015.  Outstanding liabilities for Administration and fund accounting fees, Transfer agent fees and expenses, Chief Compliance Officer fees and Pricing fees were settled intermittently in early 2015 (specifically on 1/29/2015, 2/26/2015, 3/31/2015, and 4/30/2015).  The outstanding liability for Custodian fees was settled on 2/26/2015 and 4/30/2015.  The outstanding liabilities for Shareholder reporting and Legal fees were settled in early 2015.  Liabilities are either based on contractual amounts, or if unknown, estimated for the year, and for the period which the Fund will incur them, and are accrued for daily.  The estimated annual expenses are reviewed on a quarterly basis and adjustments, when necessary, are made.  The liability is settled when the expense is paid out of the Fund’s custody account.

8.
Staff Comment: In the Funds’ Statements of Assets and Liabilities, please explain the difference between the line items “Distribution payable” and “Distribution fees.”  In addition, please consider changing the descriptions for these line items.

Response: The Trust responds by stating that the line item for “Distribution payable” represents the amount of dividends payable by the Funds and the line item for “Distribution fees” represents the amount of Rule 12b-1 fees payable by the Funds.  The Trust undertakes to include more descriptive line items in future reports.

Capital Advisors Growth Fund

9.
Staff Comment: The Staff notes that Note 5 in the Notes to Financial statements states “Pursuant to a distribution coordination agreement adopted under the Plan, distribution fees are paid to the Advisor as “Distribution Coordinator”.”  Please explain, in light of the fact that the Advisor is not a registered broker-dealer, how the Advisor may retain distribution fees and provide the amount and percentage of distribution fees retained by the Advisor under the Plan for the fiscal period.

Response:  The Trust responds by stating that under a Share Marketing Plan, which was adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, the Advisor acts as the Fund’s Distribution Coordinator.  The Advisor did not retain any distribution fees for the fiscal period, except for such fees that the Advisor retained in order to reimburse the Advisor for marketing and distribution expenses previously incurred on behalf of the Fund such as invoiced trail commissions, fulfillment services, and advertising review and website maintenance services provided by the Fund’s distributor.  The Advisor, on a quarterly basis, submits a detailed breakdown of all 12b-1 related expenses paid during the period.  For the fiscal year ended December 31, 2014, the Advisor retained $73,653 in 12b-1 distribution fees, which represented 79.4% of the Fund’s distribution fees for the fiscal year ended December 31, 2014.

Vivaldi Orinda Hedged Equity Fund and Vivaldi Orinda Macro Opportunities Fund

10.
Staff Comment: The staff notes that its review of the Funds’ website indicates that the Funds’ most recent Prospectus dated June 28, 2015 is not posted on the Funds’ website and therefore the linking of the Prospectus does not meet the requirements of Rule 498(b)(2) under the Securities Act of 1933, as amended.

Response: The Trust responds by stating that Orinda Asset Management, LLC, the investment adviser to the Funds, has reviewed the website materials, and has agreed to take immediate action to ensure the Prospectus dated June 28, 2015 is posted on the Funds’ website and that the linking of the Prospectus meets the requirements of Rule 498(b)(2) under the Securities Act of 1933, as amended.  The Trust further responds that its review of the Funds’ website indicates that the Prospectus dated June 28, 2015 has been posted on the Funds’ website.

11.
Staff Comment: In the tables displaying the annualized returns following the MDFP, going forward please modify the table by moving the maximum offering price return before the performance at NAV return in order to show the return with the maximum sales load first before the return with no load.

Response: The Trust undertakes to include the required disclosure in future reports.

Vivaldi Orinda Hedged Equity Fund, Vivaldi Orinda Macro Opportunities Fund and Orinda Income Opportunities Fund

12.
Staff Comment: The Funds invested in derivatives during the fiscal year ended February 28, 2015; however, the MDFP did not contain a discussion of the effect of investing in derivatives.  Please refer to the letter dated July 30, 2012 from the staff to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies” and going forward include a discussion of the effect of investing in derivatives in the MDFP.

Response: The Trust undertakes to include the required disclosure in future reports.

13.
Staff Comment: With respect to Funds’ Statements of Assets and Liabilities, the staff notes that the amount of the “Distribution fee” line item appears to exceed two months.  Please describe the process for accruing and settling all liabilities.

Response: The Trust responds by stating that certain distribution related expenses are only invoiced and/or paid periodically.  It is typical that 12b-1 trail commissions are paid to broker/dealers on a quarterly basis, so the “Distribution fee” line item may exceed two months of accruals, depending on timing of the receipt of such invoices or processing of the trail commissions.  On April 15, 2015 the Funds processed an expense for trail commissions covering the period January 1, 2015 through March 31, 2015 totaling $80,376.63.

Liabilities are either based on contractual amounts, or if unknown, estimated for the year, and for the period which the fund will incur them, and are accrued for daily.  The estimated annual expenses are periodically reviewed and adjustments, when necessary, are made.  The liability is settled when the expense is paid out of the Fund’s custody account.

14.
Staff Comment: In the Financial Highlights, the line item entitled “Ratio of operating expenses excluding interest expense and dividend payments on short positions to average net assets” should be removed; however, the information may be displayed in a footnote to the Financial Highlights.

Response: The Trust undertakes to include the required disclosure in future reports.

Orinda Income Opportunities Fund

15.
Staff Comment: With respect to the line graph following the MDFP, please explain why the growth of $10,000 graph contemplates a $5,000 minimum initial investment and not a higher minimum initial investment as required by Instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A.

Response: The Trust undertakes to include the required disclosure in future reports.

16.	Staff Comment: In the Fund’s Statement of Assets and Liabilities, please explain the line item entitled “Return of Capital” under the line item for “Receivables.”

Response: The Trust responds by stating that certain securities, primarily partnerships and/or real estate investment trusts, make periodic distributions to investors.  These distributions may be comprised either entirely, or in any combination, of income, capital gains or a return of capital.  At February 28, 2015, the Fund had open receivables from several of these types of investments.   The amount of the distribution from each which was believed to comprise a return of capital (as opposed to dividend income) was reflected as a “Return of Capital” receivable on the Statement of Assets & Liabilities.

17.	Staff Comment: Given that the Fund participated in short sales and borrowing during the fiscal period, please explain why a Statement of Cash Flows was not included.

Response: The Trust believes a Statement of Cash Flows is required to be presented in the Fund’s financial statements under certain circumstances.  The statement is NOT required if a fund meets all three criteria below:

1.	The Fund provides a Statement of Changes in Net Assets.

2.	The Fund had little or no debt, based on average debt outstanding during the period in relation to average total assets. This would include a fund:

a.	utilizing a line of credit,
b.	reverse repurchase agreements, or
c.	if a fund sells a security short and uses the proceeds to purchase investments other than cash equivalents.

It is industry practice to prepare a statement of cash flows when the average debt outstanding in relation to total assets is greater than 10%.

3.
Substantially all of the Fund’s securities are Level 1 or Level 2 securities.  It is industry practice to prepare a statement of cash flows when the value of Level 3 securities is greater than 10% of net assets.

Note: Items 2 & 3 are based on deminimis thresholds and USBFS communicates with, and relies on the guidance of, the audit firm if there is a question concerning materiality.

The Trust believes the Fund met all the criteria above which would permit the exclusion of a Statement of Cash Flows in the Fund’s annual report dated February 28, 2015.  The Fund provides a Statement of Changes in Net Assets; USBFS calculates the approximate percentage of average debt outstanding in relation to total assets to be 8.40% for the Fund during the fiscal year ended February 28, 2015; and substantially all of the Fund’s securities were Level 1 or Level 2 during the fiscal year ended February 28, 2015.

18.
Staff Comment: Note 3 in Notes to Financial Statements states that “There were no level 3 securities held in the Fund on February 28, 2015.”  Please indicate whether there were any level 3 securities held during the fiscal year ended February 28, 2015.

Response: The Trust responds that there were no level 3 securities held in the Fund during the fiscal year ended February 28, 2015.

Kellner Merger Fund and Kellner Event Fund

19.
Staff Comment: In the Financial Highlights, the line item entitled “Ratio of expenses excluding interest expense and dividends on short positions to average net assets” should be removed; however, the information may be displayed in a footnote to the Financial Highlights.

Response: The Trust undertakes to include the required disclosure in future reports.

If you have any questions regarding the enclosed, please do not hesitate to contact Cheryl L. King at (414) 287-3010 or Michelle M. Nelson, Esq. at (414) 765-6611.

Very truly yours,

/s/ Cheryl K. King
Cheryl L. King
Treasurer/Principal Financial Officer
ADVISORS SERIES TRUST

/s/ Michelle M. Nelson
Michelle M. Nelson
Secretary
ADVISORS SERIES TRUST